UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Rush Enterprises, Inc.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	0-20797 (Commission File Number)	74-1733016 (IRS Employer Identification No)

555 IH 35 South, Suite 500, New Braunfels, TX (Address of principal executive offices)		78130 (Zip code)

	Derrek Weaver Executive Vice President Rush Enterprises, Inc. 555 IH 35 South New Braunfels, Texas 78130 (830) 302-5200	(830) 302-5200 (Contact phone number)

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

1.  Introduction

Rush Enterprises, Inc. (the “Company”) is the premier solutions provider to the commercial vehicle industry and owns and operates the largest network of commercial vehicle dealerships in the United States, representing truck and bus manufacturers, including Peterbilt, International, Hino, Isuzu, Ford, Mitsubishi, IC Bus and Blue Bird. The Company’s truck centers are strategically located in high traffic areas on or near major highways throughout the United States. These one-stop centers offer an integrated approach to meeting customer needs — from sales of new and used vehicles to aftermarket parts, service and body shop operations plus financing, insurance, leasing and rental. The Company’s operations also provide CNG fuel systems, telematics products and other vehicle technologies, as well as vehicle up-fitting, chrome accessories and tires.

The Company manufactures or contracts to manufacture products that may contain gold, tantalum, tin or tungsten (“Conflict Minerals”) that are necessary to the functionality or production of the products.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), the Company has filed this Specialized Disclosure Form and the associated Conflict Minerals Report (both documents are publicly available at http://investor.rushenterprises.com.). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. For products that contain Conflict Minerals that are necessary to their functionality or production, the registrant conducts a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”).

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(a)

The Company manufactures or contracts to manufacture products for which Conflict Minerals are necessary to their functionality or production. The Company is conducting a reasonable country of origin inquiry (“RCOI”) to determine whether the Conflict Minerals originated in a Covered Country, or are from recycled or scrap sources. The Company’s primary means of determining country of origin of the Conflict Minerals is by conducting a supply-chain survey with its direct suppliers utilizing the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative Template (“EICC/GeSI Conflict Minerals Reporting Template”).

(c)

Based on the Company’s RCOI, the Company commenced due diligence on the source and chain of custody of the Conflict Minerals. The due diligence undertaken by the Company and the results thereof, are described in the Company’s Conflict Minerals Report attached as Exhibit 1.01 of this Form SD.

Item 1.02 Exhibit

As specified in Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Rush Enterprises, Inc.

By: /s/ Derrek Weaver	May 31, 2017
Derrek Weaver	(Date)
Executive Vice President

EXHIBIT INDEX

Exhibit No.        Description

1.01                    Conflict Minerals Report of Rush Enterprises, Inc.